Exhibit 99(h)(8)

EXPENSE LIMITATION AGREEMENT

Between

THE TOCQUEVILLE ALEXIS TRUST

and

TOCQUEVILLE ASSET MANAGEMENT L.P.

EXPENSE LIMITATION AGREEMENT, dated as of February 28, 2006, by and between The Tocqueville Alexis Trust (the “Trust”), on behalf of The Tocqueville Alexis Fund a series of the Trust (the “Alexis Fund”), and Tocqueville Asset Management L.P. (the “Advisor”).

WITNESSETH:

WHEREAS, pursuant to the Distribution Agreement, as amended, between the Trust and Lepercq, de Neuflize/Tocqueville Securities L.P. (the “Distributor”) the Distributor has agreed to waive its fees to the extent necessary to cap the annual fund operating expenses of the Alexis Fund at 1.294% per annum of the average daily net assets of the Alexis Fund.

NOW, THEREFORE, for good and valuable consideration, the parties hereto agree as follows:

The Advisor hereby agrees to limit the fees payable to it pursuant to the Investment Advisory Agreement between the Advisor and the Trust, on behalf of the Alexis Fund, in order to maintain the total annual fund operating expenses of the Alexis Fund to not more than 1.294% per annum of the average daily net assets of the Alexis Fund (the “Expense Cap Amount”); provided, however, that the Advisor will only be required to limit its fees pursuant to this Expense Limitation Agreement to the extent that any waiver of fees by the Distributor under the Distribution Agreement is not sufficient to maintain the Expense Cap Amount.

This Agreement is effective on February 28, 2006, and shall remain in effect until February 28, 2007.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

THE TOCQUEVILLE ALEXIS TRUST, on behalf of The Tocqueville Alexis Fund

By:	/s/ Colin C. Ferenbach
Name:	Colin C. Ferenbach
Title:	President

TOCQUEVILLE ASSET MANAGEMENT L.P.

By:	/s/ Roger Cotta
Name:	Roger Cotta
Title:	Chief Operating Officer